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                                                                       EXHIBIT 2
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INDIGO DEMONSTRATES END-TO-END DIGITAL PHOTOFINISHING SOLUTIONS AT PMA

INDIGO OFFERS WITH HP A GLIMPSE OF FUTURE DIGITAL PHOTOFINISHING TECHNOLOGY DELIVERING HIGH-QUALITY, HIGH-SPEED PRINTING AND LOW COST PER PRINT TO CENTRAL PHOTOFINISHING LABS

ORLANDO, Fla. -- (BUSINESS WIRE) -- Feb. 25, 2002 -- Indigo N.V. (NASDAQ:
INDG-news), a leader in digital offset printing systems, today announced it will be demonstrating with Hewlett-Packard Company (NYSE:HWP-news) the technology to be employed in future end-to-end digital photofinishing solutions developed together by the two companies. The digital photofinishing exhibit will be on display at the joint Indigo and HP booth (#948) at the Photo Marketing Association Trade Show in Orlando, Fla., Feb. 24-27, 2002. The exhibit will feature two high-speed photo printer concepts -- the Photo-e-Print MetroLab and Photo-e-Print ProLab -- which employ Indigo's proprietary ElectroInk technology.

"It is expected that more than 70 billion photos will be processed digitally by 2006, clearly indicating that the photofinishing industry needs a high-performance, cost-effective alternative to conventional, chemical-based processing," said Yishai Amir, vice president of marketing, Indigo Photofinishing. "Indigo's photo printing technology will combine high-margin, high-value digital printing, meeting tomorrow's most demanding quality and speed requirements. Additionally, it will enable digital print providers to increase throughput, lower operating costs and provide new revenue growth opportunities."

The Photo-e-Print MetroLab was developed with high-volume photofinishing labs in mind, demonstrating 5,440 six-color, automatically-cut and collated 4X6-inch (10X15-cm) prints per hour. The Photo-e-Print ProLab is aimed at professional labs, demonstrating 680 12X17-inch (30X43-cm) prints per hour.

Both high-speed photo printer concepts feature Indigo's unique liquid ElectroInk technology, which produces extremely high-quality, high-speed printing and low cost per print without using chemical-based processing. ElectroInk also gives Indigo prints outstanding archival properties. The glossy images are highly durable and water-insensitive, capable of being handled without leaving permanent fingerprints.

"Indigo will become a vital part of HP's digital imaging strategy for high-volume photofinishing applications," said Gary Cutler, general manager, HP's Digital Imaging organization. "HP's industry-leading expertise in digital imaging and printing, IT, and e-services, plus a worldwide service and support infrastructure, coupled with Indigo's digital printing expertise, uniquely positions HP to transition conventional photofinishing to an efficient digital business."

"Everything that can become digital will become digital. As certain as digital cameras will replace film cameras, digital photofinishing will replace conventional photofinishing," stated
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Benny Landa, Indigo's chairman and CEO. "Today, HP is the market leader in consumer and office digital printing and Indigo is the digital printing leader in the commercial printing sector. Together, we believe that we can transform and lead the photofinishing industry as it races into the digital era."

In September 2001, the two companies announced that HP would acquire Indigo. The acquisition is expected to be consummated in March 2002.

Indigo N.V. (www.indigonet.com) is a leader in digital color printing systems. Indigo's Digital Offset Color technology combines the quality of ink-based offset printing with the performance advantages of electronic imaging. Its products, including its proprietary ElectroInk, provide solutions for the commercial, industrial and photographic printing markets. Indigo is headquartered in The Netherlands, with R&D and manufacturing operations in Israel. Indigo is a Hewlett-Packard (NYSE:HWP-news) affiliated company.

Indigo, Digital Offset Color, ElectroInk, Photo-e-Print, MetroLab and ProLab are trademarks or registered trademarks of Indigo N.V.

Certain of the statements contained herein, including statements relating to Indigo's expected future performance, are forward-looking. Actual results could differ materially as a result of various factors set forth in the Company's reports and forms filed with the SEC.
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CONTACT:

     Indigo Investor Relations Contact:
     Michael King
     +781-937-7947
     mking@indigousa.com
     or
     Indigo Photofinishing Contact:
     Yishai Amir
     +972-8-938-1381
     amiry@indigo.co.il